UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

LAS VEGAS RESORTS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

517831103
(CUSIP Number)

JIANQUAN LI
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People’s Republic of China
(86-755) 28138888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2005
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jianquan Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 36,084,527
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 36,084,527
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,084,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.84%
14.	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The name of the issuer is Las Vegas Resorts Corporation, a Nevada corporation (the “Company”), which has its principal executive offices at Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Jianquan Li, a Chinese citizen (“The Reporting Person”). The Reporting Person is the Company’s Chief Executive Officer and President. He has served in such capacity since December 16, 2005. The address at which the Reporting Person’s occupation is conducted is Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to that certain share exchange agreement by and among the Company, Winner Group Limited (“Winner”) and the shareholders of Winner, dated December 16, 2005 (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the common stock of Winner held by the Reporting Person was exchanged for common stock of the Company as of December 16, 2005, the closing date of the Share Exchange Agreement.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Company’s common stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company’s board of directors which were more fully described in the current report on Form 8-K filed by the Company on December 19, 2005.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 36,084,527 shares of the Company’s common stock, representing 80.84% of the outstanding shares of the Company’s common stock. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of the 36,084,527 shares.

(c) Except as described above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on December 19, 2005, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:
Share Exchange Agreement, dated December 16, 2005, among the Company, Winner Group Limited and its stockholders [Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed on December 19, 2005 in commission file number 33-10513-LA]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005

/s/Jianquan Li Name: Jianquan Li